Cenntro Electric Group Limited
501 Okerson Road
Freehold, New Jersey 07728
(732) 820-6757

September 22, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Cenntro Electric Group Limited Registration Statement on Form F-3 File No. 333-266725

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 pm Eastern Time on Tuesday, September 27, 2022, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request for acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Ortoli Rosenstadt LLP.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,

Cenntro Electric Group Limited

By:	/s/ Peter Wang
Name:	Peter Wang
Title:	Chief Executive Officer